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Exhibit 99.2

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our audited consolidated financial statements as of December 31, 2015 and 2016 and for the years ended December 31, 2014, 2015 and 2016 and the notes thereto and the section headed "Item 5. Operating and Financial Review and Prospects" in our 2016 20-F, as well as our unaudited condensed consolidated financial statements as of June 30, 2017 and for the six months ended June 30, 2016 and 2017 and the notes thereto included in our current report on Form 6-K furnished to the SEC on October 26, 2017. This discussion may contain forward-looking statements based upon our current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors.

Specific Factors Affecting Our Results of Operations

        While our business is affected by factors relating to general economic conditions and the lodging industry in China, we believe that our results of operations are also affected by company-specific factors, including, among others:

  •
  The total number of hotels and hotel rooms in our hotel network.  Our revenues largely depend on the size of our hotel network. Furthermore, we believe the expanded geographic coverage of our hotel network will enhance our brand recognition. Whether we can successfully increase the number of hotels and hotel rooms in our hotel group is largely affected by our ability to effectively identify and lease, own, manachise or franchise additional hotel properties at desirable locations on commercially favorable terms and the availability of funding to make necessary capital investments to open these new hotels.

  •
  The fixed-cost nature of our business.  A significant portion of our operating costs and expenses, including rent and depreciation and amortization, is relatively fixed. As a result, an increase in our revenues achieved through higher RevPAR generally will result in higher profitability. Vice versa, a decrease in our revenues could result in a disproportionately larger decrease in our earnings because our operating costs and expenses are unlikely to decrease proportionately.

  •
  The number of new leased and owned hotels under development.  Generally, the operation of each leased and owned hotel goes through three stages: development, ramp-up and mature operations. During the development stage, leased and owned hotels generally incur pre-opening expenses ranging from approximately RMB0.5 million to RMB10.0 million per hotel and generate no revenue. During periods when a large number of new leased and owned hotels are under development, the pre-opening expenses incurred may have a significant negative impact on our financial performance.

  •
  The mix of mature leased and owned hotels, new leased and owned hotels, manachised hotels and franchised hotels. When a new hotel starts operation and goes through the ramp-up stage, the occupancy rate is relatively low and the room rate may be subject to discount. Revenues generated by these hotels are lower than those generated by mature hotels and may be insufficient to cover their operating costs, which are relatively fixed in nature and are similar to those of mature hotels. The lower profitability during the ramp-up stage for leased and owned hotels may have a significant negative impact on our financial performance. The length of ramp-up stage may be affected by factors such as hotel size, seasonality and location. New hotels opened in lower-tier cities generally have longer ramp-up period. On average, it takes our hotels approximately six months to ramp up. We define mature leased and owned hotels as those that have been in operation for more than six months. Our mature leased and owned hotels have been and will continue to be the main contributor to our revenues and profit. Under the manachise and franchise models, we generate revenues from fees we charge to each manachised and franchised hotel while the franchisee bears substantially all the capital expenditures, pre-opening and operational expenses. The hotel operating costs relating to manachised hotels are mainly costs for hotel managers as we hire and send them to manachised hotels.

Key Performance Indicators

        We utilize a set of non-financial and financial key performance indicators which our senior management reviews frequently. The review of these indicators facilitates timely evaluation of the performance of our business and effective communication of results and key decisions, allowing our business to react promptly to changing customer demands and market conditions.

Non-financial Key Performance Indicators

        Our non-financial key performance indicators consist of (i) change in the total number of hotels and hotel rooms in our hotel group, (ii) RevPAR, especially RevPAR achieved by our leased and owned hotels and (iii) same-hotel RevPAR change.

        Change in the total number of hotels and hotel rooms.    We track the change in the total number of hotels and hotel rooms in operation to monitor our business expansion. Our total hotels in operation increased from 1,995 as of December 31, 2014 to 3,541 as of June 30, 2017. Our total hotel room-nights available for sale increased from 65.3 million in 2014 to 112.9 million in 2016 and was 61.1 million in the six months ended June 30, 2017. The following table sets forth various measures of changes in the total number of hotels and hotel rooms as of and for the dates and periods indicated.

	As of and for the Year Ended December 31,
				As of and for the Six Months Ended June 30, 2017
	2014	2015	2016
Total hotels in operation	1,995	2,763	3,269	3,541
Leased and owned hotels	611	616	624	686
Manachised hotels	1,376	2,067	2,471	2,654
Franchised hotels	8	80	174	201
Total hotel rooms in operation	209,955	278,843	331,347	359,530
Leased and owned hotels	72,335	75,436	78,160	86,232
Manachised hotels	136,689	196,737	237,094	253,469
Franchised hotels	931	6,670	16,093	19,829
Total hotel room-nights available for sale	65,321,955	88,384,653	112,937,662	61,101,259
Leased and owned hotels	25,286,195	27,093,439	28,346,421	14,396,873
Manachised hotels	39,542,356	60,244,011	80,161,362	43,991,260
Franchised hotels	493,404	1,047,203	4,429,879	2,713,126
Number of cities	300	352	367	369

         (ii)  RevPAR.    RevPAR is a commonly used operating measure in the lodging industry and is defined as the product of average occupancy rates and average daily rates achieved. Occupancy rates of our hotels mainly depend on the locations of our hotels, product and service offering, the effectiveness of our sales and brand promotion efforts, our ability to effectively manage hotel reservations, the performance of managerial and other employees of our hotels, as well as our ability to respond to competitive pressure. From year to year, occupancy of our portfolio may fluctuate as a result of change in the mix of mature and ramp-up hotels, as well as special event such as the Shanghai Expo in 2010. We set the room rates of our hotels primarily based on the location of a hotel, room rates charged by our competitors within the same locality, and our relative brand and product strength in the city or city cluster. From year to year, average daily rate of our portfolio may change due to our yield management practice, city mix change and special events such as Shanghai Expo in 2010. The following table sets forth our RevPAR, average daily room rate and occupancy rate for our leased and owned and manachised hotels for the periods indicated. We did not track the RevPAR, average daily room rate or occupancy rate for our franchised hotels before 2015.

	Year Ended December 31,			Six Months Ended June 30,
	2014	2015	2016	2016	2017
RevPAR(1) (in RMB)
Leased and owned hotels	169	172	179	171	193
Manachised hotels	153	145	151	142	159
Franchised hotels	N/A	124	125	117	136
Total hotels in operation	159	153	157	148	166
Average daily room rate(1) (in RMB)
Leased and owned hotels	190	198	208	202	219
Manachised hotels	172	170	177	170	181
Franchised hotels	N/A	177	182	176	193
Total hotels in operation	179	179	185	179	191
Occupancy rate (as a percentage)
Leased and owned hotels	89	87	86	84	88
Manachised hotels	89	85	85	83	88
Franchised hotels	N/A	70	69	66	70
Total hotels in operation	89	85	85	83	87
Weight of hotel room-nights available for sale contributed by leased and owned hotels less than 6 months (as a percentage)	7	3	3	4	3

(1)
Value-added tax has been implemented for hospitality industry to replace business tax in China effective May 1, 2016. Our room rates quoted and received from customers are tax-inclusive (business tax or value-added tax) before and after the implementation of value-added tax. For comparison purposes, the RevPAR and average daily room rates disclosed herein are based on the tax-inclusive room rates.

        RevPAR may change from period to period due to (i) the change in the mix of our leased and owned hotels in the ramp-up and mature phases, (ii) the change in the mix of our hotels in different cities and locations, (iii) the change in the mix of our hotels of different brands, and (iv) the change in same-hotel RevPAR. The total hotel RevPAR in the six months ended June 30, 2017 was higher than that in the same period of 2016, mainly due to the improvement of the quality of economy hotels and the expansion of midscale and upscale hotels. The total hotel RevPAR in 2016 was higher than that in 2015, mainly as a result of the upgrade of Hanting 2.0 and the growing demand for our midscale hotels. The total hotel RevPAR in 2015 was lower than that in 2014, mainly as a result of the relatively soft overall market and the city mix shifting toward lower-tier cities.

        The seasonality of our business may cause fluctuations in our quarterly RevPAR. We typically have the lowest RevPAR in the first quarter due to reduced travel activities in the winter and during the Spring Festival holidays, and the highest RevPAR in the third quarter due to increased travel during the summer. National and regional special events that attract large numbers of people to travel may also cause fluctuations in our RevPAR.

	Three Months Ended
	March 31, 2015	June 30, 2015	September 30, 2015	December 31, 2015	March 31, 2016	June 30, 2016	September 30, 2016	December 31, 2016	March 31, 2017	June 30, 2017
RevPAR (in RMB):
Leased and owned hotels	150	176	188	172	159	182	195	181	174	211
Manachised hotels	131	146	159	141	133	150	166	152	147	171
Franchised hotels	115	126	137	116	105	128	144	123	118	151
Total hotels in operation	137	156	167	149	139	157	173	158	152	179

        (iii)  Same-hotel RevPAR change.    Our overall RevPAR trend does not reflect the trend of a stable and mature portfolio, because it may fluctuate when city mix and mix of mature and ramp-up hotels change. We track same-hotel year-over-year RevPAR change for hotels in operation for at least 18 months to monitor RevPAR trend for our mature hotels on a comparable basis. The following table sets forth our same-hotel RevPAR for hotels in operation for at least 18 months for the periods indicated.

	For the Three Months Ended
	March 31, 2015	June 30, 2015	September 30, 2015	December 31, 2015	March 31, 2016	June 30, 2016	September 30, 2016	December 31, 2016	March 31, 2017	June 30, 2017
Same-hotel RevPAR change (as a percentage)	–5	–4	–3	–3	0	–1	1	2	6	8

Financial Key Performance Indicators

        Our financial key performance indicators consist of (i) revenues, (ii) operating costs and expenses, (iii) EBITDA and Adjusted EBITDA, and (iv) net cash provided by operating activities.

          (i)  Revenues.    We primarily derive our revenues from operations of our leased and owned hotels and franchise and service fees from our manachised and franchised hotels. Our revenues are subject to business tax of 5% (before May 1, 2016) and other related taxes. The following table sets forth the revenues generated by our leased and owned and manachised and franchised hotels and other revenues, each in absolute amount and as a percentage of total revenues for the periods indicated.

	Year Ended December 31,
	2014		2015		2016
	(RMB)%		(RMB)%		(RMB)	(US$)%
	(In thousands except percentages)
Revenues:
Leased and owned hotels	4,522,431	85.9	4,986,872	81.6	5,212,405	768,871	78.3
Manachised and franchised hotels	742,797	14.1	1,123,979	18.4	1,411,156	208,156	21.2
Others	—	—	—	—	31,219	4,605	0.5

Total revenues	5,265,228	100.0	6,110,851	100.0	6,654,780	981,632	100.0
Less: Business tax and related taxes(1)	300,500	5.7	336,227	5.5	116,149	17,133	1.7

Net revenues	4,964,728	94.3	5,774,624	94.5	6,538,631	964,499	98.3

	Six Months Ended June 30,
	2016		2017
	(RMB)%		(RMB)	(US$)%
	(In thousands except percentages)
Revenues:
Leased and owned hotels	2,531,497	78.8	2,766,593	408,094	77.2
Manachised and franchised hotels	669,934	20.9	796,914	117,551	22.3
Others	9,622	0.3	18,780	2,770	0.5

Total revenues	3,211,053	100.0	3,582,287	528,415	100.0
Less: Business tax and related taxes(1)	116,149	3.6	—	—	—

Net revenues	3,094,904	96.4	3,582,287	528,415	100.0

(1)
Value-added tax has been implemented for hospitality industry to replace business tax in China effective May 1, 2016.
  •
  Leased and Owned Hotels.  In 2014, we generated revenue of RMB4,522.4 million from our leased and owned hotels, which accounted for 85.9% of our total revenues for the year. In 2015, we generated revenue of RMB4,986.9 million from our leased and owned hotels, which accounted for 81.6% of our total revenues for the year. In 2016, we generated revenues of RMB5,212.4 million (US$768.9 million) from our leased and owned hotels, which amounted for 78.3% of our total revenues for the year. In the six months ended June 30, 2017, we generated revenues of RMB2,766.6 million (US$408.1 million) from our leased and owned hotels, which amounted for 77.2% of our total revenues for the period. We expect that revenues from our leased and owned hotels will continue to constitute a substantial majority of our total revenues in the foreseeable future. As of June 30, 2017, we had 30 leased and owned hotels that were contracted or under development.

    For our leased hotels, we lease properties from real estate owners or lessors and we are responsible for hotel development and customization to conform to our standards, as well as for repairs and maintenance and operating costs and expenses of properties over the term of the lease. We are also responsible for substantially all aspects of hotel operations and management, including hiring, training and supervising the hotel managers and employees required to operate our hotels and purchasing supplies. Our typical lease term ranges from ten to 20 years. We typically enjoy an initial two- to six-month rent-free period. We generally pay fixed rent on a quarterly or biannual basis for the first three to five years of the lease term, after which we are generally subject to a 3% to 5% increase every three to five years.

    Our owned hotels include the hotels we acquired as part of our strategic alliance with Accor in 2016.

    Our revenues generated from leased and owned hotels are significantly affected by the following two operating measures:

    •
    The total number of room nights available from the leased and owned hotels in our hotel group.  The future growth of revenues generated from our leased and owned hotels will depend significantly upon our ability to expand our hotel group into new locations in China and maintain and further increase our RevPAR at existing hotels. As of June 30, 2017, we had entered into binding contracts with lessors of 30 properties for our leased and owned hotels, which are currently under development.

    •
    RevPAR achieved by our leased and owned hotels, which represents the product of average daily rates and occupancy rates.  To understand factors impacting our RevPAR, please see "—Non-financial Key Performance Indicators—RevPAR."

  •
  Manachised and Franchised Hotels.  In 2014, we generated revenues of RMB742.8 million from our manachised and franchised hotels, which accounted for 14.1% of our total revenues for the year. In 2015, we generated revenues of RMB1,124.0 million from our manachised and franchised hotels, which accounted for 18.4% of our total revenues for the year. In 2016, we generated revenues of RMB1,411.2 million (US$208.2 million) from our manachised and franchised hotels, which accounted for 21.2% of our total revenues for the year. In the six months ended June 30, 2017, we generated revenues of RMB796.9 million (US$117.6 million) from our manachised and franchised hotels, which accounted for 22.3% of our total revenues for the period. We expect that revenues from our manachised and franchised hotels will increase in the foreseeable future as we add more manachised and franchised hotels in our hotel group. We also expect the number of our manachised and franchised hotels as a percentage of the total number of hotels in our network to increase. As of June 30, 2017, we had 582 manachised and franchised hotels that were contracted or under development.

  •
  Manachised Hotels.  Our franchisees either lease or own their hotel properties and also invest in the renovation of their properties according to our product standards. Our franchisees are typically responsible for the costs of developing and operating the hotels, including renovating the hotels according to our standards, and all of the operating expenses. We directly manage our manachised hotels and impose the same standards for all manachised hotels to ensure product quality and consistency across our hotel network. Management services we provide to our franchisees for our manachised hotels generally include hiring, appointing and training hotel managers, managing reservations, providing sales and marketing support, conducting quality inspections and providing other operational support and information. We believe our manachise model has enabled us to quickly and effectively expand our geographical coverage and market share in a less capital-intensive manner through leveraging the local knowledge and relationships of our franchisees.

  We collect fees from our franchisees and do not bear the loss, if any, incurred by our franchisees. They are also responsible for all costs and expenses related to hotel construction and refurbishing. Our franchise and management agreements for manachised hotels typically run for an initial term of eight to ten years. Our franchisees are generally required to pay us a one-time franchise fee ranging between RMB80,000 and RMB500,000. In general, we charge a monthly franchise fee of approximately 5% of the total revenues generated by each manachised hotel. We also collect from franchisees a reservation fee for using our central reservation system and a membership registration fee to service customers who join our HUAZHU Rewards loyalty program at the manachised hotels. Furthermore, we employ and appoint hotel managers for the manachised hotels and charge the franchisees a monthly fee for such service.

  •
  Franchised Hotels.  Under our typical franchise agreements, we provide our franchisees with training, central reservation, sales and marketing support, quality assurance inspections and other operational support and information services. We do not appoint hotel managers for our franchised hotels. We collect fees from the franchisees of our franchised hotels and do not bear any loss or share any profit incurred or realized by our franchisees.

  •
  Other Revenues.  Other revenues of RMB31.2 million (US$4.6 million) in 2016 represent revenues generated from other than the operation of hotel businesses, which mainly included revenues from Hua Zhu mall and the provision of IT products and services to hotels. Other revenues of RMB18.8 million (US$2.8 million) in the six months ended June 30, 2017 mainly included revenues from Hua Zhu mall and the provision of IT products and services to hotels.

         (ii)  Operating Costs and Expenses.    Our operating costs and expenses consist of costs for hotel operation, selling and marketing expenses, general and administrative expenses and pre-opening expenses. The following table sets forth the components of our operating costs and expenses, both in absolute amount and as a percentage of net revenues for the periods indicated.

	Year Ended December 31,
	2014		2015		2016
	(RMB)%		(RMB)%		(RMB)	(US$)%
	(In thousands except percentages)
Net revenues	4,964,728	100.0	5,774,624	100.0	6,538,631	964,499	100.0
Operating costs and expenses
Hotel operating costs:
Rents	1,543,651	31.1	1,804,532	31.2	1,870,879	275,969	28.6
Utilities	323,837	6.5	341,620	5.9	345,615	50,981	5.3
Personnel costs	788,973	15.9	919,555	15.9	1,088,380	160,545	16.6
Depreciation and amortization	558,833	11.3	645,058	11.2	676,996	99,862	10.3
Consumables, food and beverage	454,795	9.2	485,099	8.4	494,764	72,982	7.6
Others	207,938	4.1	316,283	5.5	455,539	67,195	7.0

Total hotel operating costs	3,878,027	78.1	4,512,147	78.1	4,932,173	727,534	75.4
Other operating costs	—	—	—	—	7,606	1,122	0.1
Selling and marketing expenses	187,435	3.8	179,568	3.1	146,525	21,613	2.2
General and administrative expenses	342,128	6.9	403,008	7.0	492,141	72,595	7.5
Pre-opening expenses	186,325	3.8	110,011	1.9	71,847	10,598	1.1

Total operating costs and expenses	4,593,915	92.6	5,204,734	90.1	5,650,292	833,462	86.3

	Six Months Ended June 30,
	2016		2017
	(RMB)%		(RMB)	(US$)%
	(In thousands except percentages)
Net revenues	3,094,904	100.0	3,582,287	528,415	100.0
Operating costs and expenses
Hotel operating costs:
Rents	950,820	30.7	965,491	142,417	26.9
Utilities	181,212	5.9	171,792	25,341	4.8
Personnel costs	532,762	17.2	609,341	89,883	17.0
Depreciation and amortization	336,558	10.9	354,986	52,363	9.9
Consumables, food and beverage	244,829	7.9	245,741	36,249	6.9
Others	171,690	5.5	199,881	29,484	5.6

Total hotel operating costs	2,417,871	78.1	2,547,232	375,737	71.1
Other operating costs	3,029	0.1	5,672	837	0.2
Selling and marketing expenses	69,119	2.2	79,530	11,731	2.2
General and administrative expenses	225,475	7.4	301,032	44,405	8.4
Pre-opening expenses	35,390	1.1	67,246	9,919	1.9

Total operating costs and expenses	2,750,884	88.9	3,000,712	442,629	83.8

  •
  Hotel Operating Costs.  Our hotel operating costs consist primarily of costs and expenses directly attributable to the operation of our leased and owned and manachised hotels. Leased and owned hotel operating costs primarily include rental payments and utility costs for hotel properties, compensation and benefits for our hotel-based employees, costs of hotel room consumable products and depreciation and amortization of leasehold improvements, intangible assets and land use rights. Manachised hotel operating costs primarily include compensation and benefits for manachised hotel managers and other limited number of employees directly hired by us, which are recouped by us in the form of monthly service fees. We anticipate that our hotel operating costs in absolute amount will increase as we continue to open new hotels. Our hotel operating costs as a percentage of our net revenue may change from period to period mainly driven by three factors: (i) the hotel operating costs as a percentage of revenues from our leased and owned hotels, (ii) the operating costs, mainly personnel costs, as a percentage of revenues from the manachised and franchised business and (iii) the weight of manachised and franchised hotels in our revenue mix.

  •
  Selling and Marketing Expenses.  Our selling and marketing expenses consist primarily of commissions to travel intermediaries, expenses for marketing programs and materials, bank fees for processing bank card payments, and compensation and benefits for our sales and marketing personnel, including personnel at our centralized reservation center. We expect that our selling and marketing expenses will increase as our sales increase and as we further expand into new geographic locations and promote our brands.

  •
  General and Administrative Expenses.  Our general and administrative expenses consist primarily of compensation and benefits for our corporate and regional office employees and other employees who are not sales and marketing or hotel-based employees, travel and communication expenses of our general and administrative staff, costs of third-party professional services, and office expenses for corporate and regional office. We expect that our general and administrative expenses will increase in the near term as we hire additional personnel and incur additional costs in connection with the expansion of our business.

  •
  Pre-opening Expenses.  Our pre-opening expenses consist primarily of rents, personnel cost, and other miscellaneous expenses incurred prior to the opening of a new leased and owned hotel.

    Our pre-opening expenses are largely determined by the number of pre-opening hotels in the pipeline and the rental fees incurred during the development stage. Landlords typically offer a two- to six-month rent-free period at the beginning of the lease. Nevertheless, rental is booked during this period on a straight-line basis. Therefore, a portion of pre-opening expenses is non-cash rental expenses. The following table sets forth the components of our pre-opening expenses for the periods indicated.

	Year Ended December 31,				Six Months Ended June 30,
	2014	2015	2016		2016	2017
	(RMB)	(RMB)	(RMB)	(US$)	(RMB)	(RMB)	(US$)
	(In thousands)
Rents	163,155	95,977	67,277	9,924	33,383	59,712	8,807
Personnel cost	7,217	5,903	1,560	230	517	1,103	163
Others	15,953	8,131	3,010	444	1,490	6,431	949

Total pre-opening expenses	186,325	110,011	71,847	10,598	35,390	67,246	9,919

        Our hotel operating costs, selling and marketing expenses and general and administrative expenses include share-based compensation expenses. The following tables set forth the allocation of our share-

based compensation expenses, both in absolute amount and as a percentage of total share-based compensation expenses, among the cost and expense items for the periods indicated.

	Year Ended December 31,
	2014		2015		2016
	(RMB)%		(RMB)%		(RMB)	(US$)%
	(In thousands except percentages)
Hotel operating costs	6,830	21.4	8,835	16.8	13,603	2,006	24.5
Selling and marketing expenses	939	2.9	907	1.7	811	120	1.5
General and administrative expenses	24,168	75.7	42,793	81.5	41,022	6,051	74.0

Total share-based compensation expenses	31,937	100.0	52,535	100.0	55,436	8,177	100.0

	Six Months Ended June 30,
	2016		2017
	(RMB)%		(RMB)	(US$)%
	(In thousands except percentages)
Hotel operating costs	5,998	19.3	9,174	1,353	28.8
Selling and marketing expenses	515	1.7	658	97	2.1
General and administrative expenses	24,582	79.0	21,988	3,244	69.1

Total share-based compensation expenses	31,095	100.0	31,820	4,694	100.0

        We adopted our 2007 Global Share Plan and 2008 Global Share Plan in February and June 2007, respectively, expanded the 2008 Global Share Plan in October 2008, adopted the 2009 Share Incentive Plan in September 2009, and expanded the 2009 Share Incentive Plan in October 2009, August 2010 and March 2015. We have granted options to purchase 319,480, 118,348, nil and nil of our ordinary shares in 2014, 2015, 2016 and the six months ended June 30, 2017, respectively. We granted 1,167,100, 13,931,961, 1,919,791 and 214,099 shares of restricted stock in 2014, 2015, 2016 and the six months ended June 30, 2017, respectively. We recognized share-based compensation as compensation expenses in the statement of comprehensive income based on the fair value of equity awards on the date of the grant, with the compensation expenses recognized over the period in which the recipient is required to provide service to us in exchange for the equity award. Share-based compensation expenses have been categorized as hotel operating costs, general and administrative expenses, or selling and marketing expenses, depending on the job functions of the grantees.

        (iii)  EBITDA and Adjusted EBITDA.    We use earnings before interest income, interest expense, income tax expense (benefit) and depreciation and amortization, or EBITDA, a non-GAAP financial measure, to assess our results of operations before the impact of investing and financing transactions and income taxes. Given the significant investments that we have made in leasehold improvements, depreciation and amortization expense comprises a significant portion of our cost structure. We believe that EBITDA is widely used by other companies in the lodging industry and may be used by investors as a measure of our financial performance. We also use Adjusted EBITDA, another non-GAAP measure, which is defined as EBITDA before share-based compensation expenses. We present Adjusted EBITDA because it is used by our management to evaluate our operating performance. We also believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.

        The following tables present certain unaudited financial data and selected operating data for the periods indicated.

	Year Ended December 31,				Six Months Ended June 30,
	2014	2015	2016		2016	2017
	(RMB)	(RMB)	(RMB)	(US$)	(RMB)	(RMB)	(US$)
	(In thousands)
Non-GAAP Financial Data
EBITDA(1)	969,546	1,271,675	1,730,319	255,236	816,823	1,060,766	156,471
Adjusted EBITDA(1)	1,001,483	1,324,210	1,785,755	263,413	847,918	1,092,586	161,165

(1)
We believe that EBITDA is a useful financial metric to assess our operating and financial performance before the impact of investing and financing transactions and income taxes. Given the significant investments that we have made in leasehold improvements, depreciation and amortization expense comprises a significant portion of our cost structure. In addition, we believe that EBITDA is widely used by other companies in the lodging industry and may be used by investors as a measure of our financial performance. We believe that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. We also use Adjusted EBITDA, which is defined as EBITDA before share-based compensation expenses. We present Adjusted EBITDA because it is used by our management to evaluate our operating performance. We also believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies. Our calculation of EBITDA and Adjusted EBITDA does not deduct foreign exchange loss, which was RMB0.2 million in 2014, and foreign exchange gain, which was RMB7.8 million and RMB16.5 million (US$2.4 million) in 2015 and 2016, respectively. Our calculation of EBITDA and Adjusted EBITDA does not deduct foreign exchange gain of RMB4.3 million in the six months ended June 30, 2016 and foreign exchange loss of RMB10.0 million (US$1.5 million) in the six months ended June 30, 2017. The presentation of EBITDA and Adjusted EBITDA should not be construed as an indication that our future results will be unaffected by other charges and gains we consider to be outside the ordinary course of our business.

The use of EBITDA and Adjusted EBITDA has certain limitations. Depreciation and amortization expense for various long-term assets, income tax, interest income and interest expense have been and will be incurred and are not reflected in the presentation of EBITDA. Share-based compensation expenses have been and will be incurred and are not reflected in the presentation of Adjusted EBITDA. Each of these items should also be considered in the overall evaluation of our results. Additionally, EBITDA or Adjusted EBITDA does not consider capital expenditures and other investing activities and should not be considered as a measure of our liquidity. We compensate for these limitations by providing the relevant disclosure of our depreciation and amortization, interest income, interest expense, income tax expense, share-based compensation expenses, capital expenditures and other relevant items both in our reconciliations to the U.S. GAAP financial measures and in our consolidated financial statements, all of which should be considered when evaluating our performance.

The terms EBITDA and Adjusted EBITDA are not defined under U.S. GAAP, and neither EBITDA nor Adjusted EBITDA is a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing our operating and financial performance, you should not consider this data in isolation or as a substitute for our net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, our EBITDA or Adjusted EBITDA may not be comparable to EBITDA or Adjusted EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA or Adjusted EBITDA in the same manner as we do.

        A reconciliation of EBITDA and Adjusted EBITDA to net income, which is the most directly comparable U.S. GAAP measure, is provided below:

	Year Ended December 31,				Six Months Ended June 30,
	2014	2015	2016		2016	2017
	(RMB)	(RMB)	(RMB)	(US$)	(RMB)	(RMB)	(US$)
	(In thousands)
Net income attributable to our company	307,348	436,600	804,615	118,687	384,888	537,722	79,318
Interest income	(23,162)	(26,712)	(67,366)	(9,937)	(25,273)	(40,124)	(5,919)
Interest expense	1,533	3,854	11,056	1,631	6,608	18,228	2,689
Income tax expense	113,105	196,529	287,120	42,352	105,170	182,526	26,924
Depreciation and amortization	570,722	661,404	694,894	102,503	345,430	362,414	53,459

EBITDA (Non-GAAP)	969,546	1,271,675	1,730,319	255,236	816,823	1,060,766	156,471

Share-based compensation expenses	31,937	52,535	55,436	8,177	31,095	31,820	4,694

Adjusted EBITDA (Non-GAAP)	1,001,483	1,324,210	1,785,755	263,413	847,918	1,092,586	161,165

        (iv)  Net Cash Provided by Operating Activities.    Our net cash provided by operating activities is primarily attributable to our net income, add-backs from share-based compensation expenses, depreciation and amortization and deferred rent and changes in deferred revenue and prepaid rent. We use net cash provided by operating activities to assess the cash generation capability and return profile of our business. Compared with EBITDA, net cash provided by operating activities neutralizes the impact of straight-line based rental accounting and timing difference in certain areas of revenue recognition when assessing the return profile and profitability of our business. We had net cash provided by operating activities of RMB1,454.0 million, RMB1,749.7 million and RMB2,047.7 million (US$302.1 million) in 2014, 2015 and 2016, respectively. The year-over-year increase was mainly due to the expansion of our hotel network. Our net cash provided by operating activities was RMB984.5 million (US$145.2 million) in the six months ended June 30, 2017. We expect that our net cash provided by operating activities will continue to increase as we further expand our hotel network.

Results of Operations

        The following table sets forth a summary of our consolidated results of operations, both in absolute amount and as a percentage of net revenues for the periods indicated. This information should be read together with our consolidated financial statements and related notes for the relevant periods.

        We have grown rapidly since we began our current business of operating and managing a multi-brand hotel group in 2007. Our relatively limited operating history makes it difficult to predict our future operating results. We believe that the year-to-year comparison of operating results should not be relied upon as being indicative of future performance.

	Year Ended December 31,
	2014		2015		2016
	(RMB)%		(RMB)%		(RMB)	(US$)%
	(In thousands except percentages)
Consolidated Statement of Comprehensive Income Data:
Revenues:
Leased and owned hotels	4,522,431	91.1	4,986,872	86.3	5,212,405	768,871	79.7
Manachised and franchised hotels	742,797	15.0	1,123,979	19.5	1,411,156	208,156	21.6
Others	—	—	—	—	31,219	4,605	0.5

Total revenues	5,265,228	106.1	6,110,851	105.8	6,654,780	981,632	101.8
Less: Business tax and related taxes	300,500	6.1	336,227	5.8	116,149	17,133	1.8

Net revenues	4,964,728	100.0	5,774,624	100.0	6,538,631	964,499	100.0
Operating costs and expenses(1):
Hotel operating costs	3,878,027	78.1	4,512,147	78.1	4,932,173	727,534	75.4
Other operating costs	—	—	—	—	7,606	1,122	0.1
Selling and marketing expenses	187,435	3.8	179,568	3.1	146,525	21,613	2.2
General and administrative expenses	342,128	6.9	403,008	7.0	492,141	72,595	7.5
Pre-opening expenses	186,325	3.8	110,011	1.9	71,847	10,598	1.1

Total operating costs and expenses	4,593,915	92.6	5,204,734	90.1	5,650,292	833,462	86.3
Other operating income (expense), net	18,551	0.5	31,264	0.5	(17,440)	(2,573)	(0.4)

Income from operations	389,364	7.9	601,154	10.4	870,899	128,464	13.3
Interest income	23,162	0.5	26,712	0.5	67,366	9,937	1.0
Interest expenses	1,533	0.0	3,854	0.0	11,056	1,631	0.2
Other income, net	2,884	0.1	6,979	0.0	133,755	19,730	2.1
Foreign exchange gain (loss)	(246)	0.0	7,814	0.1	16,481	2,431	0.3

Income before income taxes	413,631	8.5	638,805	11.0	1,077,445	158,931	16.5
Income tax expense	113,105	2.3	196,529	3.4	287,120	42,352	4.4
Income (loss) from equity method investments	1,865	0.0	(2,896)	(0.0)	6,157	908	0.1

Net income	302,391	6.2	439,380	7.6	796,482	117,487	12.2
Less: net income (loss) attributable to non-controlling interest	(4,957)	(0.1)	2,780	0.0	(8,133)	(1,200)	(0.1)

Net income attributable to China Lodging Group, Limited	307,348	6.3	436,600	7.6	804,615	118,687	12.3

(1)
Includes share-based compensation expenses as follows:

	Year Ended December 31,
	2014	2015	2016
	(RMB)	(RMB)	(RMB)	(US$)
	(In thousands)
Share-based compensation expenses	31,937	52,535	55,436	8,177

	Six Months Ended June 30,
	2016		2017
	(RMB)%		(RMB)	(US$)%
	(In thousands except percentages)
Consolidated Statement of Comprehensive Income Data:
Revenues:
Leased and owned hotels	2,531,497	81.8	2,766,593	408,094	77.2
Manachised and franchised hotels	669,934	21.6	796,914	117,551	22.3
Others	9,622	0.3	18,780	2,770	0.5

Total revenues	3,211,053	103.7	3,582,287	528,415	100.0
Less: Business tax and related taxes	116,149	3.7	—	—	—

Net revenues	3,094,904	100.0	3,582,287	528,415	100.0
Operating costs and expenses(1):
Hotel operating costs	2,417,871	78.1	2,547,232	375,737	71.1
Other operating costs	3,029	0.1	5,672	837	0.2
Selling and marketing expenses	69,119	2.2	79,530	11,731	2.2
General and administrative expenses	225,475	7.4	301,032	44,405	8.4
Pre-opening expenses	35,390	1.1	67,246	9,919	1.9

Total operating costs and expenses	2,750,884	88.9	3,000,712	442,629	83.8
Other operating income (expense), net	(9,878)	(0.3)	28,474	4,200	0.8

Income from operations	334,142	10.8	610,049	89,986	17.0
Interest income	25,273	0.8	40,124	5,919	1.1
Interest expenses	6,608	0.2	18,228	2,689	0.5
Other income, net	125,385	4.1	101,361	14,952	2.9
Foreign exchange gain (loss)	4,340	0.1	(9,955)	(1,468)	(0.3)

Income before income taxes	482,532	15.6	723,351	106,700	20.2
Income tax expense	105,170	3.4	182,526	26,924	5.1
Income (loss) from equity method investments	145	0.0	(5,632)	(831)	(0.2)

Net income	377,507	12.2	535,193	78,945	14.9
Less: net loss attributable to non-controlling interest	(7,381)	(0.2)	(2,529)	(373)	(0.1)

Net income attributable to China Lodging Group, Limited	384,888	12.4	537,722	79,318	15.0

(1)
Includes share-based compensation expenses as follows:

	Six months ended June 30,
	2016	2017
	(RMB)	(RMB)	(US$)
	(In thousands)
Share-based compensation expenses	31,095	31,820	4,694

Six Months Ended June 30, 2017 Compared to Six Months Ended June 30, 2016

        Net Revenues.    Our net revenues increased by 15.7% from RMB3,094.9 million in the six months ended June 30, 2016 to RMB3,582.3 million (US$528.4 million) in the same period 2017. The following table sets forth a breakdown of our net revenues for the periods indicated.

	Six Months Ended June 30,
	2016	2017
	(RMB)	(RMB)	(US$)
	(In thousands)
Revenues
Leased and owned hotels	2,531,497	2,766,593	408,094
Manachised and franchised hotels	669,934	796,914	117,551
Others	9,622	18,780	2,770

Total revenues	3,211,053	3,582,287	528,415
Less: business tax and related surcharges	116,149	—	—

Net revenues	3,094,904	3,582,287	528,415

Net revenues from leased and owned hotels	2,439,929	2,766,593	408,094
Net revenues from manachised and franchised hotels	645,701	796,914	117,551
Others	9,274	18,780	2,770

(1)
Value-added tax has been implemented for hospitality industry to replace business tax in China effective May 1, 2016. For comparison purpose, the business tax and related surcharges in the six months ended June 30, 2016 are re-allocated to reflect net revenues for each business.
  •
  Leased and Owned Hotels.  Net revenues from our leased and owned hotels increased by 13.4% from RMB2,439.9 million in the six months ended June 30, 2016 to RMB2,766.6 million (US$408.1 million) in the same period of 2017. This increase was primarily due to our acquisition of Crystal Orange in May 2017. The increase of RevPAR for our leased and owned hotels from RMB171 in the six months ended June 30, 2016 to RMB193 (US$28) in the same period of 2017 was attributable to the improved quality of economy hotels and the expansion of midscale hotels.

  •
  Manachised and Franchised Hotels.  Net revenues from our manachised and franchised hotels increased by 23.4% from RMB645.7 million in the six months ended June 30, 2016 to RMB796.9 million (US$117.6 million) in the same period of 2017. This increase was primarily due to our continued expansion of manachised hotels from 2,306 hotels and 220,456 hotel rooms as of June 30, 2016 to 2,654 hotels and 253,469 hotel rooms as of June 30, 2017 and franchised hotels from 181 hotels and 17,232 hotel rooms as of June 30, 2016 to 201 hotels and 19,829 hotel rooms as of June 30, 2017. RevPAR for our manachised and franchised hotels increased from RMB142 and RMB117 in the six months ended June 30, 2016 to RMB159 (US$23) and RMB136 (US$20) in the same period of 2017, respectively, mainly as a result of the upgrade of Hanting 2.0 and the growing demand of our midscale hotels.

  •
  Other Revenues.  Net other revenues increased by 102.5% from 9.3 million in the six months ended June 30, 2016 to RMB18.8 million (US$2.8 million) in the same period of 2017. This increase was primarily attributable to an increase of revenues generated from provision of IT products and services to hotels.

        Operating Costs and Expenses.    Our total operating costs and expenses increased by 9.1% from RMB 2,750.9 million in the six months ended June 30, 2016 to RMB3,000.7 million (US$442.6 million) in the same period of 2017.

  •
  Hotel Operating Costs.  Our hotel operating costs increased by 5.4% from RMB2,417.9 million in the six months ended June 30, 2016 to RMB2,547.2 million (US$375.7 million) in the same period of 2017. This increase was primarily due to our expansion of leased and owned hotels from 627 hotels as of June 30, 2016 to 686 hotels as of June 30, 2017. The increase in personnel costs, part of hotel operating costs, was also attributable to our expansion of manachised hotels from 2,306 hotels as of June 30, 2016 to 2,654 hotels as of June 30, 2017. Our hotel operating costs as a percentage of net revenues decreased from 78.1% in the six months ended June 30, 2016 to 71.1% in the same period of 2017. The period-to-period decrease in the percentage was mainly attributable to the improved blended RevPAR and VAT deductions.

  •
  Selling and Marketing Expenses.  Our selling and marketing expenses increased by 15.1% from RMB69.1 million in the six months ended June 30, 2016 to RMB79.5 million (US$11.7 million) in the same period of 2017. Our selling and marketing expenses as a percentage of net revenues remained at 2.2% in the six months ended June 30, 2016 and 2017.

  •
  General and Administrative Expenses.  Our general and administrative expenses increased by 33.5% from RMB225.5 million in the six months ended June 30, 2016 to RMB301.0 million (US$44.4 million) in the same period of 2017, primarily as a result of our business expansion, including a transaction cost of RMB46.2 million for our acquisition of Crystal Orange in the six months ended June 30, 2017. Our general and administrative expenses as a percentage of net revenues increased from 7.4% in the six months ended June 30, 2016 to 8.4% in the same period of 2017. The increase was mainly attributable to the cost for our acquisition of Crystal Orange in the six months ended June 30, 2017.

  •
  Pre-opening Expenses.  Our pre-opening expenses increased by 90.0% from RMB35.4 million in the six months ended June 30, 2016 to RMB67.2 million (US$9.9 million) in the same period of 2017. Our pre-opening expenses as a percentage of net revenues increased from 1.1% in the six months ended June 30, 2016 to 1.9% in the same period of 2017. These increases were primarily due to the construction of more midscale and upscale leased hotels in 2017.

        Other Operating Income (Expense).    Our other operating expenses were RMB9.9 million in the six months ended June 30, 2016, which mainly includes loss arising from the write-off of property and equipment associated with the terminated leased and owned hotels. Our other operating income was RMB28.5 million (US$4.2 million) in the six months ended June 30, 2017, which mainly includes reversal of over-accrued contingencies for certain of our pending legal and administrative proceedings upon negotiation or as an arbitration result, partially offset by loss arising from the write-off of property and equipment associated with the terminated leased and owned hotels.

        Income from Operations.    As a result of the foregoing, we had income from operations of RMB610.0 million (US$90.0 million) in the six months ended June 30, 2017, compared to income from operations of RMB334.1 million in the same period of 2016.

        Interest Income (Expense), Net.    Our net interest income was RMB21.9 million (US$3.2 million) in the six months ended June 30, 2017. Our interest income increased by 58.8% from RMB25.3 million in the six months ended June 30, 2016 to RMB40.1 million (US$5.9 million) in the same period of 2017, primarily due to the increase in our cash and cash equivalents and loan receivables. Our interest expense increased by 175.8% from RMB6.6 million in the six months ended June 30, 2016 to RMB18.2 million (US$2.7 million) in the same period of 2017, primarily due to our increased loan balance, particularly our long-term debt.

        Other Income, Net.    Our other income decreased by 19.2% from RMB125.4 million in the six months ended June 30, 2016 to RMB101.4 million (US$15.0 million) in the same period of 2017, primarily attributable to gain from our sale of ADSs we held of Homeinns Co., Ltd in 2016.

        Foreign Exchange Gain (Loss).    We had foreign exchange loss of RMB10.0 million (US$1.5 million) in the six months ended June 30, 2017, compared to foreign exchange gain of RMB4.3 million in the same period of 2016. This change was primarily due to the appreciation of the Renminbi against the U.S. dollar in 2017.

        Income Tax Expense.    Our income tax expenses increased by 73.6% from RMB105.2 million in the six months ended June 30, 2016 to RMB182.5 million (US$26.9 million) in the same period of 2017, primarily due to increase in our income before income taxes. Our effective tax rate in the six months ended June 30, 2017 was 25.2%, which increased from 21.8% in the same period of 2016, primarily due to influence of tax holiday and change in valuation allowance .

        Income (Loss) from Equity Method Investments.    Our loss from equity method investments was RMB5.6 million (US$0.8 million) in the six months ended June 30, 2017, compared to our income from equity method investments of RMB0.1 million in the same period of 2016. This change was primarily due to income or loss generated by the investees.

        Net Loss Attributable to Non-controlling Interest.    Net loss attributable to non-controlling interest represents joint venture partners' share of our net income or loss based on their equity interest in the leased and owned hotels owned by the joint ventures. Net loss attributable to non-controlling interest decreased from RMB7.4 million in the six months ended June 30, 2016 to RMB2.5 million (US$0.4 million) in the same period of 2017. These losses were incurred by our joint ventures.

        Net Income Attributable to China Lodging Group, Limited.    As a result of the foregoing, we had net income attributable to China Lodging Group, Limited of RMB537.7 million (US$79.3 million) in the six months ended June 30, 2017 compared to net income attributable to China Lodging Group, Limited of RMB384.9 million in the same period of 2016.

        EBITDA and Adjusted EBITDA. EBITDA (non-GAAP) was RMB1,060.8 million (US$156.5 million) in the six months ended June 30, 2017, compared with EBITDA of RMB816.8 million in the same period of 2016. Adjusted EBITDA (non-GAAP) increased from RMB847.9 million in the six months ended June 30, 2016 to RMB1,092.6 million (US$161.2 million) in the same period of 2017. This increase was primarily due to the expansion of our hotel network and the improved RevPAR from June 30, 2016 to June 30, 2017.

Outstanding Indebtedness

        In April 2017, we entered into a three-year bank loan agreement where we can borrow up to US$40 million by September 30, 2017, and for which pledged an RMB307,000 deposit. The interest rate of this borrowing is based on the three-month Libor on the draw-down date plus 1.4%. As of June 30, 2017, we had drawn down US$40 million under this contract and repaid nil.

        In May 2017, we entered into a facilities agreement with a syndicate of banks led by Deutsche Bank AG, Singapore Branch, under which we were granted a term facility of US$250 million and a revolving credit facility of US$250 million, and the agreement shall terminate on May 18, 2020. Certain of our subsidiaries have provided guarantees and we have pledged share in certain of our subsidiaries for our loans drawdown from these facilities. As of June 30, 2017, we had drawn down US$500 million and repaid nil under this agreement.

Liquidity and Capital Resources

        Our principal sources of liquidity have been cash generated from operating activities and borrowings from commercial banks. Our cash and cash equivalents consist of cash on hand and liquid investments which have maturities of three months or less when acquired and are unrestricted as to withdrawal or use. As of June 30, 2017, we had entered into binding contracts with lessors of

30 properties for our leased and owned hotels under development. As of June 30, 2017, we expect to incur approximately RMB1,010.1 million of capital expenditures in connection with certain recently completed leasehold improvements and to fund the leasehold improvements of these 30 leased and owned hotels. We intend to fund this planned expansion with our operating cash flow, our cash balances and our credit facilities.

        We have been able to meet our working capital needs, and we believe that we will be able to meet our working capital needs for at least the next 12 months with our operating cash flow, existing cash balance and our credit facilities (including the undrawn bank facilities currently available to us and bank facilities we plan to obtain in 2017 and 2018).

        The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
					Six Months Ended June 30, 2017
	2014	2015	2016
	(RMB)	(RMB)	(RMB)	(US$)	(RMB)	(US$)
	(In thousands)
Net cash provided by operating activities	1,454,015	1,749,673	2,047,656	302,045	984,518	145,223
Net cash (used in) provided by investing activities	(1,063,186)	(1,550,357)	183,762	27,106	(4,792,925)	(706,994)
Net cash provided by (used in) financing activities	21,683	232,281	(247,549)	(36,515)	3,560,114	525,146
Effect of exchange rate changes on cash and cash equivalents	(1,082)	(2,624)	13,300	1,962	(6,339)	(935)
Net increase (decrease) in cash and cash equivalents	411,430	428,973	1,997,169	294,598	(254,632)	(37,560)
Cash and cash equivalents at the beginning of the year	397,435	808,865	1,237,838	182,591	3,235,007	477,189
Cash and cash equivalents at the end of the year	808,865	1,237,838	3,235,007	477,189	2,980,375	439,629

Operating Activities

        In the six months ended June 30, 2017, we financed our operating activities primarily through cash generated from operations. Net cash provided by operating activities amounted to RMB984.5 million (US$145.2 million) in the six months ended June 30, 2017, primarily attributable to (i) net income of RMB535.2 million (US$78.9 million), (ii) an add-back of RMB362.4 million (US$53.5 million) in depreciation and amortization, and (iii) an RMB142.1 million (US$21.0 million) increase in accrued expenses and other current liabilities.

Investing Activities

        Our cash used in investing activities of RMB4,792.9 million (US$707.0 million) in the six months ended June 30, 2017 was primarily related to (i) RMB3,745.3 million (US$552.5 million) in acquisitions net of cash received primarily in connection with our acquisition of Crystal Orange, (ii) an RMB467.0 million (US$68.9 million) increase in restricted cash, and (iii) RMB342.0 million (US$50.4 million) in purchases of property and equipment.

Financing Activities

        Our major financing activities since 2012 consist of loans with commercial banks, entrusted loans from related parties, repurchase of shares and payment of dividends. In May 2017, we entered into a facilities agreement with a syndicate of banks led by Deutsche Bank AG, Singapore Branch, under which we were granted a term facility of US$250 million and a revolving credit facility of US$250 million. See "—Outstanding Indebtedness" for more information. Net cash provided by financing activities was RMB3,560.1 million (US$525.1 million) in the six months ended June 30, 2017, consisting primarily of (i) RMB3,633.2 million (US$535.9 million) in proceeds from long-term debt and (ii) RMB136.5 million (US$20.1 million) in proceeds from short-term debt, offset in part by RMB267.8 million (US$39.5 million) in repayment of short-term debt.

Capital Expenditures

        Our capital expenditures were incurred primarily in connection with leasehold improvements, investments in furniture, fixtures and equipment and technology, information and operational software. Our capital expenditures totaled RMB928.8 million, RMB655.4 million and RMB494.8 million (US$73.0 million) in 2014, 2015 and 2016, respectively, and was RMB175.4 million and RMB324.9 million (US$47.9 million) in the six months ended June 30, 2016 and 2017, respectively. Our capital expenditures in 2016 consisted of RMB487.7 million (US$71.9 million) in property and equipment and RMB7.1 million (US$1.0 million) in software. Our capital expenditures in the six months ended June 30, 2017 consisted of RMB 323.5 million (US$47.7 million) in property and equipment and RMB1.4 million (US$0.2 million) in software. We will continue to make capital expenditures to meet the expected growth of our operations and expect that our cash balances, cash generated from our operating activities and credit facilities will meet our capital expenditure needs in the foreseeable future.

Off-Balance Sheet Arrangements

        Other than operating lease and purchase obligations set forth in "—Contractual Obligations," we have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder's equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Contractual Obligations

        The following table sets forth our contractual obligations as of June 30, 2017:

	Payment Due in the Year Ending December 31,
	Total	Remaining of 2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	Payment Due Thereafter
	(In RMB millions)
Operating Lease Obligations	24,376	1,237	2,394	2,374	2,313	2,192	2,061	1,909	1,783	1,612	1,409	5,092
Purchase Obligations	120	120	—	—	—	—	—	—	—	—	—	—

Total	24,496	1,357	2,394	2,374	2,313	2,192	2,061	1,909	1,783	1,612	1,409	5,092

        Our operating lease obligations related to our obligations under lease agreements with lessors of our leased hotels. We generally are able to terminate these lease agreements by paying penalties to the lessors, in most cases up to six months of rental pursuant to the terms of the lease agreements or our past experience. Our purchase obligations primarily consisted of contractual commitments in connection with leasehold improvements and installation of equipment for our leased hotels.

        As of June 30, 2017, we recorded uncertain tax benefits of approximately RMB25.1 million (US$3.7 million) associated with the interests on intercompany loans.

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  Exhibit 99.2
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS